[ING Letterhead]

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Mr. Jim B. Rosenberg,
Senior Assistant Chief Accountant,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549

March 22, 2007

Subject

ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14642)

By EDGAR, “CORRESP” Designation

Dear Mr. Rosenberg,

We are writing in response to comment no. 1 contained in the September 27, 2006 letter from the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”) filed March 28, 2006 and certain documents incorporated therein by reference of ING Groep N.V. (“Company”). We previously provided our responses to the Staff’s comments no. 2 through 19 in our letter dated November 14, 2006, as well as to the Staff’s comments to that response in our subsequent letter dated March 1, 2007.

We appreciate the Staff’s careful review of our 2005 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated comment no. 1 in full and in bold type.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	We note from public sources and your website that you may have operations in, or sales into, Cuba, Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in, or ties to, Cuba, Iran or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba, Iran and Syria, including through subsidiaries, affiliates, representative offices, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba, Iran and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

As we describe below, the Company and its consolidated subsidiaries (the “Group”) do not have any physical presence or any employees in Iran or Syria, and only a limited presence in Cuba (Iran, Syria and Cuba collectively, the “Subject Countries ”). For the reasons set out in this response, we do not believe that our transactions, operations or relationships involving the Subject Countries (the “Subject Country Activities”), individually or in the aggregate, are material to the Group or that they constitute a material or potentially material investment risk to our security holders.

A.	Physical Presence/Employees in the Subject Countries

The Group does not have any physical presence (branch, subsidiary, affiliate, representative office or otherwise) in Syria or Iran. ING Bank N.V. (“ING Bank”) does maintain a representative office in Cuba, as does the Netherlands Caribbean Bank (“NCB”), a bank chartered in the Netherlands Antilles of which a Group entity is a joint venture partner. Other than in Cuba as described below, the Group has no employees located in any of the Subject Countries. In this response, we refer to the representative office in Cuba together with the representative office of NCB as the “Representative Offices”.

B.	Business Activities involving the Subject Countries — Overview

We have sought to present the information consistently for each Subject Country and to provide a brief explanation and relevant figures in summary form.

In all cases and unless otherwise specified, the relationships mentioned are maintained outside the U.S. For the Company’s Representative Offices, we have collected information for the total revenues, assets, liabilities and contingent liabilities of those offices for 2005 and the six month period ending June 30, 2006.

For Subject Country Activities which are conducted through offices of the Company other than the Representative Offices, we have collected information for the revenues, assets, liabilities and contingent liabilities related to Subject Country Activities for 2005. To collect the information related to the Subject Country Activities, we consulted the Group’s worldwide and local databases. To obtain the client information, including nationality and country of residence, and revenue data for “Retail Clients”, which consist of private individuals and certain small legal entities, we consulted local databases in the relevant booking office. Retail Client asset, liability and contingent liability data was collected from the applicable local general ledger. For clients that are legal entities (referred to herein as “Wholesale Clients”), we consulted the Group’s central worldwide databases to obtain the relevant information. Specifically, we consulted the database “Grid” to obtain the client information; the database “Vortex”, used by the Company for Basel II reporting, to obtain the asset and contingent liability data; and the worldwide profitability tool, “Value Reporter”, to obtain the revenue data for Wholesale Clients. Liability information on Wholesale Clients was obtained from local general ledger records in the applicable local booking office. The data collected from central databases was confirmed or revised based on information maintained by the applicable local offices.

Although the Company believes that the sources used in collecting the data provide a high level of accuracy, the process was necessarily subject to some limitations. For example, certain discrepancies exist between the system used to calculate customer-specific revenues in our banking operations and the local company or local country-related systems where particular transactions may be booked.

For each Subject Country (other than with respect to the Representative Offices as described above), we have considered the following:

o	“Government relationships” – by which we refer to business relationships (if any) with the government of the Subject Country (each, a “Government”) itself as well as business relationships with entities believed by the Company to be controlled by the Government and relationships with any individual member of the Government (each, a “Government Member”) in either his or her official or personal capacity. However, we deal with relationships with banks (including government-owned banks) in each Subject Country separately and do not therefore include them in this part of our analysis.

o	“Bank relationships” – by which we refer to business relationships with banks (including government-owned banks) in the Subject Country. Other than with respect to the Representative Offices, these relationships are maintained primarily to facilitate routine banking transactions for non-U.S. clients who undertake transactions themselves with counterparts in the Subject Country.

o	“Other Client relationships” – by which we refer to all other business relationships we may have with parties (natural persons or legal entities) known by us to have a business location or residence in a Subject Country. Where this information is available in our systems, we have gathered information on transactions with any Wholesale Client that is known by us to be organized under the laws of a Subject Country and on transactions with any of such client’s subsidiaries. We have also presented information on transactions with Retail Clients who have citizenship and residency in any of the Subject Countries. For the avoidance of doubt, we do not include relationships with nationals of a Subject Country who are not resident in the Subject Country (including, e.g., exiles) or with customers who are not nationals of a Subject Country and are resident in a Subject Company on a temporary basis (including, e.g., expatriates). The types of relationships we refer to here include relationships with both individuals and legal entities and may involve the provision of individual or corporate banking services as well as credit facilities granted to clients who are nationals of and resident in a Subject Country.

The Group has not presented data with respect to insurance clients who are nationals of the Subject Countries. Although the Group has some clients who are nationals of or reside in the Subject Countries, their contribution to the Company’s revenues, assets, liabilities and contingent liabilities is de minimus. The Company did not perform an analysis of insurance coverage (including through reinsurance) provided to entities outside the Subject Countries that may cover risks located in the Subject Countries, but it does not believe that such coverage is material to the Group.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Total assets located in the Subject Countries as at December 2005 amounted to approximately [***] thousand (representing approximately [***]% of total assets held by the Group as of that date). Liabilities in respect of Subject Country Activities as at December 31, 2005 amounted to approximately [***] (representing approximately [***]% of total liabilities of the Group as of that date). Contingent liabilities in respect of Subject Country Activities as at December 31, 2005 amounted to approximately [***] (representing approximately [***]% of total contingent liabilities of the Group as of that date). Revenues(1) earned from Subject Country Activities in 2005 were approximately [***] (representing approximately [***]% of total revenues in the year).

By Subject Country, these figures for the year 2005 break down as follows:(2)

____________________

(1)	For purposes of this response, we make use of the defined terms and accounting policies used in the 2005 Form 20-F. For the avoidance of doubt “revenues” as used in this response conforms to the term as it is used in the 2005 Form 20-F and also corresponds to the “Total income” line on the Consolidated Profit & Loss Account of such 2005 Form 20-F.

(2)	Although all figures in this response are stated in U.S. dollars for the sake of consistency, that does not mean that the underlying relationships in this letter are conducted or involve transactions in U.S. dollars. Exchange rates used to convert into U.S. dollars were those rates used for purposes of the 2005 Form 20-F.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Subject Country	Assets	Revenues	Liabilities	Contingent Liabilities
Cuba* (Representative Offices) (see detail in section C)	[***]	[***]	[***]	[***]
Cuba (other)* (see detail in section C)	[***]	[***]	[***]	[***]
Iran* (see detail in section D)	[***]	[***]	[***]	[***]
Syria* (see detail in section E)	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant total**	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 2)

** = For these comparative purposes, total assets of the Group were USD 1,372,060 million, total liabilities of the Group were USD 1,362,557 million and total contingent liabilities of the Group were USD 133,997 million (in each case as at December 31, 2005). Total revenues of the Group in 2005 were USD 88,193 million.

C.	Cuba

Revenues for the year ended on December 31, 2005 and assets, liabilities and contingent liabilities as at December 31, 2005:

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Cuba (Representative Offices)	Assets	Revenues	Liabilities	Contingent Liabilities
Cuba (rep. office)	[***]	[***]	[***]	[***]
NCB	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant Group total	[***]	[***]	[***]	[***]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Cuba (other)	Assets	Revenues	Liabilities	Contingent Liabilities
Government relationships*	[***]	[***]	[***]	[***]
Bank relationships*	[***]	[***]	[***]	[***]
Other Client relationships*	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant Group total	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 2 above).

Revenues for the six-month period ended on June 30, 2006 and assets, liabilities and contingent liabilities for the Representative Offices as at June 30, 2006:

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Cuba	Assets	Revenues	Liabilities	Contingent Liabilities
Cuba (rep. office)*	[***]	[***]	[***]	[***]
NCB*	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant Group total	[***]	[***]	[***]	[***](3)

* = all figures in Thousand U.S. dollars (but see footnote 2 above).

(3)	[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

The Company has had a presence in Cuba since 1994, when both the Company’s representative office and the representative office of NCB were opened in Cuba.

NCB, an off-shore bank chartered in the Netherlands Antilles, is jointly owned by the Company and by two entities that are Cuban nationals. [*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.](4)

On July 28, 2006, The Office of Foreign Asset Controls (“OFAC”) of the U.S. Department of Treasury added NCB to its list of Specially Designated Nationals as a Cuban national. Such designation prohibits U.S. persons and non-U.S. subsidiaries of U.S. companies from dealing with NCB.

D.	Iran

Revenues for the year ended on December 31, 2005 and assets, liabilities and contingent liabilities as at December 31, 2005:

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Iran	Assets	Revenues	Liabilities	Contingent Liabilities
Government relationships*	[***]	[***]	[***]	[***]
Bank relationships*	[***]	[***]	[***]	[***]
Other Client relationships*	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant Group total	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 2 above).

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

(4)	[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

E.	Syria

Revenues for the year ended on December 31, 2005 and assets, liabilities and contingent liabilities as at December 31, 2005:

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Syria	Assets	Revenues	Liabilities	Contingent Liabilities
Government relationships*	[***]	[***]	[***]	[***]
Bank relationships*	[***]	[***]	[***]	[***]
Other Client relationships*	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant Group total	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 2 above).

Points to Note Regarding Syria:

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

F.	Initiatives in various States

Further, we do not believe that the statutes of Arizona and Louisiana, the resolution of the Pennsylvania legislature, the equity fund established by the Missouri Investment Trust or the disclosure requirements in Florida referenced in your comment letter alters the materiality analysis. It is not apparent that the laws cited as evidence of investor sentiment would prohibit investment in the Company. For example, the Arizona and Louisiana laws require a report to the legislature regarding state pension fund investments in certain countries, but do not prohibit or limit those investments. The Pennsylvania law requires an annual assessment as to whether any financial firm or asset manager used by certain public funds have procedures designed to assess global security risk of their investments, and requires the asset manager to report to the legislature on the portfolio companies that have ties to or do business in the terrorist-sponsoring nations and the steps it has taken to deal with these investments. Nothing in the law, however, requires divestiture, and it would be unlikely to present negative implications for firms like the Company that have limited exposure to the countries in question. In Missouri, screening of state pension funds is not a legal requirement, but represents a policy adopted by the State Treasurer, has only been implemented on a limited basis, and would only prohibit investment in firms that are known to sponsor terrorism or governments that sponsor terrorism. The Florida law does not prohibit or limit investment in companies doing business in Cuba, but instead requires companies selling securities in Florida to disclose in the prospectus for the sale of those securities in Florida, their business activities in Cuba. The Company is not currently engaged in an offering of its securities in Florida and does not anticipate that this provision would apply to any such offering. Thus, while the Commission has noted some interest by a limited number of state legislatures in companies doing business in the Subject Countries, we believe that in light of our limited activities in the Subject Countries and the provisions noted above, these statutes and policies would not be a material cause of concern to investors.

G.	Impact of Regulatory Compliance Programs

On June 6, 2006, the Company adopted a revised Corporate Policy on Financial Economic Crime (“FEC Policy”), which generally (except in some cases, e.g. companies listed on certain exchanges) requires that prior to customer acceptance, details of the customer, the persons who represent the customer, designated power of attorney and ultimate beneficial owner are screened against sanctions, warnings and restricted (trade) measures lists. In addition all cross border transactions are to be screened against the same lists. To further strengthen its compliance program, the Group is in the process of implementing new screening software, Fircosoft File Filter and the Fircosoft Message Filter (collectively, Fircosoft). For screening of international payments and for screening of customer databases, Fircosoft is being implemented for all Group entities worldwide. All banks, with the exception of ING Vysya, have completed a one-time customer screening, most of the banks have started the preliminary work to implement continuous customer screening and some banks have implemented continuous screening. For the insurance operations, implementaton of the customer screening process is expected to be completed during 2007 and is operational for certain of the U.S. insurance operations. Fircosoft has been implemented on all SWIFT hubs, with the exception of ING Slanski and ING Vysya. The majority of cross border transactions are processed in blocking mode (which means that payments that do not pass the filter are not processed further until release by a compliance officer). The remaining payment streams will move to blocking mode during the course of 2007. The new screening software screens, among other items, the EU freezelist, OFAC’s list of specifically designated nationals, OFAC’s Palestinian Legislative Council List, the U.S. Treasury Department’s list of actions taken under Section 311 of the Patriot Act and OFAC’s list of country sanction programs. ING Bank has been in discussions with its Dutch bank regulator, De Nederlandsche Bank (“DNB”), related to transactions in countries subject to sanctions by the European Union, the United States and other authorities. These discussions have prompted ING Bank to engage in a review, with the assistance of outside counsel, concerning U.S. dollar payment processing and other transactions involving persons in countries subject to sanctions imposed by U.S. and other authorities. In connection with this review, which is ongoing, ING Bank has been reporting to DNB, and it is not possible to predict at this time the outcome thereof or any impact on the data presented herein. ING is committed to proactively addressing any issues raised by the review.

ING Bank is, with assistance of outside counsel, also in the process of implementing an export trade compliance plan. The plan is directed toward compliance with applicable export control laws including with respect to exports and trade finance involving prohibited destinations and restricted parties as well as conformity with relevant ING export and sanctions policies, as described further below.

Wholesale Banking business units are well advanced in implementing the following instructions. In certain instances, however, the instructions call for the termination of certain types of business that cannot be terminated unilaterally by the Company in a short timeframe. In such instances, in accordance with the ING Group Sanction Country Policy, existing contracts must be settled in Euros or other non-U.S. dollar currencies.

As indicated in our 2006 Dutch Annual Report, our Wholesale and Retail Banking operations incurred significant compliance-related costs in connection with the foregoing.

Cuba.

In January 2006, Wholesale Banking business units were instructed not to undertake outgoing U.S. dollar transfers (i) in favor of beneficiaries that are Cuban nationals, and (ii) originated by customers of ING entities that are Cuban nationals except for transfers covered by an official export license issued by a competent U.S. government authority. In February 2006 a further instruction required that Wholesale Banking should as soon as possible cease all U.S. dollar business originated by or through Netherlands Caribbean Bank NV or the ING Havana representative office, irrespective of the nationality of the customer or other counterparty.

Iran.

In June 2006 Wholesale Banking business units were formally instructed not to engage in transactions that would involve processing incoming or outgoing U.S. dollar payments on Iran. In addition the instruction requires that existing contracts are settled in currencies other than U.S. dollars.

Syria.

In July 2006 Wholesale Banking business units were formally instructed (in summary) to no longer engage in transactions with Syria, including any transaction that would imply processing incoming or outgoing payments on Syria. In addition the instruction requires that existing contracts are settled in currencies other than U.S. dollars. The instruction took effect on July 16, 2006, and required that business should cease as soon as possible, subject to certain transitional arrangements.

ING Group sanction country policy

On January 25, 2007 ING issued a consolidated policy on sanctioned countries, (Cuba, Iran, Myanmar, North Korea, Sudan and Syria) applicable to all business units of ING Group. The policy is intended to supplement and expand upon sanction and export restrictions imposed by the EU as well as U.S. and other locally applicable restrictions governing client engagements and transactions with or into sanctioned countries. In some cases the ING policy is deliberately more restrictive than the applicable external sanctions and export regulations, but compliance with applicable law is always the baseline requirement.

In summary the policy provides that:

•	transactions involving Cuba or Iran that involve the processing of incoming or outgoing U.S. dollar payments are prohibited, subject to a limited exception for certain individual Cuban transactions which have been given prior approval by the U.S. government; and

•	no transactions in any currency are permitted with Myanmar, North Korea, Sudan and Syria, subject to certain transitional arrangements.

The policy includes a number of interpretative and transitional provisions and provides that in exceptional cases, if permitted by applicable law, waivers may be granted by the Group Compliance Officer (or in her absence by the relevant Business Line Compliance Officer).

H.	Conclusion and Closing Comments

On the basis of our consideration of both quantitive and non-quantitive factors, we do not believe our Subject Company activities, either individually or in the aggregate, constitute a material investment risk for our securityholders.

* * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours, /s/ Hans van Barneveld Hans van Barneveld General Manager Corporate Control & Finance ING Groep N.V.

cc:	Paul Dudek
Dana Hartz
Joseph Roesler
(Securities and Exchange Commission)

Cees Maas
John Hele
Koen de Waardt
Harm van de Meerendonk
Jos Koster
Marga van Dijk
Edwin van Dixhoorn
(ING Groep N.V.)

Jan Nooitgedagt
(Ernst & Young LLP)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)